EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

Image Entertainment, Inc.

Chatsworth, California

We consent to the incorporation by reference in the registration statements (No. 33-43241, No. 33-55393 and No. 33-57336) on Form S-8 and the registration statement (No. 333-121912) on Form S-3 of Image Entertainment, Inc. of our report dated June 25, 2004, relating to the consolidated balance sheets of Image Entertainment, Inc. as of March 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2004, and the related financial statement schedule as of and for each of the years in the two-year period ended March 31, 2004, which report appears in the March 31, 2005 annual report on Form 10-K of Image Entertainment, Inc.   Our report refers to a change in the method of accounting for goodwill and other intangible assets.

/s/ KPMG LLP

Los Angeles, California

June 14, 2005